                                                                      EXHIBIT 19


                                   EXHIBIT A


TO OUR STOCKHOLDERS

         Popular, Inc. (the Corporation) reported an increase in net earnings of $7.3 million or 15.9%, reaching $53.6 million for the third quarter of 1997, compared with $46.3 million for the same period of 1996. Earnings per common share rose to $0.76, compared with $0.67 for the quarter ended September 30, 1996. The increase in earnings reflected a higher level of net interest income and strong gains in other operating income, tempered by a rise in the provision for loan losses and higher operating expenses. Net income for the third quarter of 1997, represented annualized returns on assets (ROA) and common equity (ROE) of 1.10% and 15.46%, respectively, from 1.10% and 15.94% for the same period a year earlier.

         For the first nine months of 1997, net income was $154.2 million or $2.22 per common share, up 12.2% from the $137.5 million or $1.99 per common share obtained during the first nine months of 1996. For the first nine months of this year, ROA was 1.15% and ROE was 15.93%, compared with 1.14% and 16.29% for the same period in 1996.

         Net interest income rose to $203.0 million or 17.9% for the third quarter of 1997, from $172.2 million for the same period a year earlier. This rise resulted from an increase of $2.5 billion in average earning assets reflecting the Corporation's acquisitions as well as an increase in loans and investment securities. The fully taxable equivalent net interest yield reached 4.76% for the quarter ended September 30,1997, compared with 4.66% for the same quarter in 1996.

         The provision for loan losses increased to $29.8 million for the third quarter of 1997, from $22.4 million for the same period a year earlier. Net charge-offs for the third quarter were $31.5 million or 1.14% of average loans, compared with $18.8 million or 0.80% of average loans reported for the same quarter last year. The increase in net charge-offs reflected higher losses in commercial and consumer loans particularly unsecured personal loans. For the first nine months of 1997, net charge-offs amounted to $72.3 million or 0.93% of average loans, compared with $51.8 million or 0.76% for the same period a year earlier.

         Non-performing assets (NPA) at September 30, 1997, amounted to $213 million compared with $153 million a year earlier and $211 million at June 30, 1997. The increase from September 30, 1996, was mainly reflected in the commercial and mortgage non-performing loans, mostly as a result of the higher loan volume, the non-performing loans of the banks acquired during the period, and an increased level of bankruptcy filings. As a percentage of loans, non-performing assets represented 1.90% on September 30, 1997, 1.60% on September 30, 1996 and 1.94% on June 30, 1997. When adjusted to conform to standard industry practice, as further explained in the financial review section, NPA were $165 million or 1.47% of total loans as of September 30, 1997, compared with $114 million or 1.19% as of the same date last year. The allowance for loan losses at September 30, 1997, amounted to $205 million, representing 1.83% of loans, compared with $182 million or 1.90% at the same date in 1996.

         In addition to the rise in net interest income, operating earnings benefited from higher other operating revenues which grew $14.9 million or 29%, from $51.4 million for the third quarter of 1996 to $66.3 million for the same period in 1997. Service charges on deposit accounts increased $3.0 million reflecting a higher volume of deposits, primarily as a result of the acquisitions since the third quarter of 1996. In addition, our card acquisition business continued generating higher revenues on higher sales volume from both, credit cards and debit cards, particularly the latter.

         Operating expenses for the three-month period ended September 30, 1997, totaled $167.3 million compared with $135.4 million for the same quarter a year earlier. Factors such as the integration of the operations acquired since the third quarter of 1996, higher personnel costs, expenses related to the expansion of our delivery channels, implementation of technological advances and growth in the Corporation's business activities resulted in higher operating expenses. Operating expenses for the quarter ended September 30,1997, included expenses related to the institutional campaign launched during 1997 in the U.S. to further enhance Banco Popular's presence and image as the largest Hispanic bank in the United States and the promotional efforts related to our new credit card program in the U.S. featuring the popular television personality Don Francisco.

         The Corporation's total assets at September 30, 1997, were $19.9 billion compared with $16.8 billion at the same date in 1996 and $19.1 billion as of June 30, 1997. Total loans reached $11.2 billion, while total deposits were $11.2 billion.

         Stockholders' equity increased to $1.4 billion at September 30, 1997, compared with $1.2 billion a year earlier. As of September 30, 1997, the Corporation had repurchased 988,800 shares of its common stock under the repurchase program approved by the Board of Directors on May 8, 1997, with a total cost of $39.6 million. The market value of the Corporation's common stock at September 30, 1997, rose 96.3% to $53.00 from $27.00 at the same date a year earlier. When compared with the market value of $40.38 at June 30, 1997, the Corporation's common stock rose 31.3%. Based on its 67,656,166 common shares outstanding, the Corporation had a total market capitalization of $3.6 billion at September 30, 1997. The Corporation enjoys strong risk-weighted capital ratios with a Tier I ratio of 12.35%, a total capital ratio of 14.75% and a leverage ratio of 7.02%.

         On August 14, 1997, the Board of Directors of the Corporation declared a cash dividend of $0.22 per common share, payable on October 1, 1997, to shareholders of record as of September 12, 1997. This represents a 22.2% increase over the $0.18 per share paid in previous quarterly cash dividends.

         Please refer to the financial review section of this quarterly report for a more detailed discussion of the Corporation's financial performance and results of operations.

         As previously announced, in September 1997, the Corporation agreed to acquire Houston Bancorporation, the holding company of Citizens National Bank. This bank, with total assets of $51 million and total deposits of $39 million as of August 31, 1997, operates one branch located in Houston, Texas. This acquisition emphasizes our objective to create a wide base in markets with a sizable Hispanic population in order to build a nationwide network and brand that will provide more convenience to our customers and growth opportunities for the Corporation. The acquisition is pending the approval of the regulatory agencies, and is expected to close during the fourth quarter of 1997.

         Meanwhile, the Corporation continues expanding as Banco Popular, N.A. (Florida) opened two new branches during this quarter, for a total of five branches in that state. Besides those five branches in Florida, as of September 30,1997, the Corporation operates 29 bank branches in New York, 10 in Illinois, 6 in New Jersey and 4 in California, for a total of 54 branches in the continental U.S. In Puerto Rico, Banco Popular opened two full service branches and three in-store branches during this quarter, in an effort to continue providing customer convenience.

         During September, Banco Popular de Puerto Rico completed the integration of Roig Commercial Bank branches and products. Eight branches were consolidated into existing Banco Popular branches and the remaining 17 will strenghten our retail network, particularly in the eastern end of the island, and provide additional services and conveniece to our customers. We are confident that this acquisition will provide opportunities for cost reductions on the expense side and will enhance our ability to generate revenues.




                                    /s/ Richard L. Carrion

                                    Richard L. Carrion
                                    Chairman, President and
                                    Chief Executive Officer

FINANCIAL REVIEW

-------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET HIGHLIGHTS                                 At September 30,                    Average for the nine months
(In thousands)                                  1997          1996        Change           1997      1996           Change
-------------------------------------------------------------------------------------------------------------------------------
    Money market investments                  $  475,412   $ 1,159,654   ($  684,242)   $   644,595   $   867,609   ($ 223,014)
    Investments and trading securities         6,923,609     4,917,061     2,006,548      6,001,053     5,217,378      783,675
    Loans                                     11,182,061     9,589,288     1,592,773     10,329,862     9,057,462    1,272,400
    Total assets                              19,896,785    16,755,578     3,141,207     17,972,201    16,116,236    1,855,965
    Deposits                                  11,214,167    10,588,981       625,186     10,808,220    10,359,382      448,838
    Borrrowings                                6,902,566     4,652,190     2,250,376      5,528,794     4,309,390    1,219,404
    Stockholders' equity                       1,449,780     1,220,105       229,675      1,341,984     1,175,776      166,208


---------------------------------------------------------------------------------------------------------------------------
OPERATING HIGHLIGHTS                                         Third Quarter                           Nine Months
(In thousands, except
per share information                               1997       1996      Change           1997          1996      Change
---------------------------------------------------------------------------------------------------------------------------
    Net interest income                         $203,005   $ 172,236   $ 30,769      $ 574,255     $ 502,904     $ 71,351
    Provision for loan losses                     29,849      22,436      7,413         78,949        65,381       13,568
    Fees and other income                         66,309      51,399     14,910        176,791       152,706       24,085
    Other expenses                               185,852     154,926     30,926        517,854       452,759       65,095
    Net income                                  $ 53,613   $  46,273   $  7,340      $ 154,243     $ 137,470     $ 16,773
    Net income applicable to common stock       $ 51,526   $  44,186   $  7,340      $ 147,981     $ 131,208     $ 16,773
    Earnings per common share                       0.76       0.67        0.09           2.22          1.99         0.23



---------------------------------------------------------------------------------------------------------------------------
SELECTED STATISTICAL                                                           Third Quarter                Nine Months
Information                                                                  1997         1996         1997           1996
---------------------------------------------------------------------------------------------------------------------------
 PROFITABILITY RATIOS     Return on assets                                   1.10%        1.10%        1.15%          1.14%
                          Return on common equity                           15.46        15.94        15.93          16.29
                          Net interest speard (taxable equivalent)           3.95         3.93         4.02           4.00
                          Net interest yield (taxable equivalent)            4.76         4.66         4.85           4.75
                          Effective tax rate                                25.67        29.62        26.75          28.49
                          Overhead ratio                                    49.77        48.80        49.58          48.77
---------------------------------------------------------------------------------------------------------------------------

 CAPITALIZATION RATIO     Equity to assets                                   7.35%        7.16%        7.47%          7.30%
                          Tangible equity to assets                          6.23         6.42         6.60           6.50
                          Equity to loans                                   12.89        12.81        12.99          12.98
                          Internal capital generation                       10.31        10.75        10.85          11.06
                          Tier I capital to risk-adjusted assets            12.35        11.58        12.35          11.58
                          Total capital to risk-adjusted assets             14.75        14.17        14.75          14.17
                          Leverage ratio                                     7.02         6.52         7.02           6.52
---------------------------------------------------------------------------------------------------------------------------

 COMMON STOCK DATA        Market Price
                            High                                           $55.88       $27.75       $55.88         $27.75
                            Low                                             41.13        22.63        33.06          19.38
                            End                                             53.00        27.00        53.00          27.00
                          Book value at period end                          19.95        16.96        19.95          16.96
                          Dividends declared                                 0.22         0.18         0.58           0.51
                          Dividend payout ratio                             23.30%       26.89%       24.19%         24.13%
                          Price/earnings ratio                              18.21x       10.51x       18.21x         10.51x

---------------------------------------------------------------------------------------------------------------------------
 SELECTED DATA            Common shares outstanding                    67,656,166   66,048,673
                          Full-time equivalent employees                    8,696        7,937
                          Branches (banking operations)                       260          222
                          Automated teller machines                           442          367
                          Stockholders                                      5,947        5,520

FINANCIAL REVIEW


         This financial review contains the analysis of the consolidated financial position and financial performance of Popular, Inc. and its subsidiaries (the Corporation). The Corporation is a regional diversified bank holding company engaged in the following businesses through its subsidiaries.

- Commercial Banking/Savings and Loans - This business have had the greatest growth within the past twelve months with five acquisitions made over that period. On September 30,1996 the Corporation acquired Banco Popular, N.A. (California), on April 30,1997 Banco Popular, N.A. (Florida), National Bancorp and CBC Bancorp, Ltd. on May 31,1997, and on June 30,1997 the former Roig Commercial Bank (RCB) was merged with and into Banco Popular de Puerto Rico (BPPR). Previously established banking operations include BPPR, the Corporation's largest subsidiary founded in 1893, Banco Popular, Illinois, and Banco Popular, FSB.

- Lease Financing - Popular Leasing and Rental, Inc. (Popular Leasing) and Popular Leasing, USA

-        Mortgage Banking/Consumer Finance - Popular Home Mortgage, Inc.
         (Popular Home Mortgage), Equity One, Inc. (Equity One) and Popular Finance, Inc. (Popular Finance)

-        Broker/Dealer - Popular Securities, Inc. (Popular Securities)

-        ATM Processing Services - ATH Costa Rica

         This financial review should be read together with the consolidated financial statements, supplemental financial data and tables included in this report.

NET INCOME

         The Corporation's net income for the third quarter of 1997 reached $53.6 million, compared with $46.3 million reported for the same period in 1996, and $51.1 million reported during the second quarter of 1997. Earnings per common share (EPS) for the quarter were $0.76, based on 67,866,284 average shares outstanding, compared with $0.67 for the third quarter of 1996, based on 66,048,673 average shares outstanding and $0.74 for the second quarter of 1997, based on 66,376,616 average shares outstanding. Return on assets (ROA) and return on common equity (ROE) for the quarter ended September 30, 1997 were 1.10% and 15.46%, respectively, compared with 1.10% and 15.94% reported during the same period in 1996 and 1.16% and 16.07% for the second quarter of 1997.

         Of the $7.3 million increase in net income for the quarter, $30.8 million was attributed to a higher net interest income, followed by an increase of $14.9 million in other revenues, partially offset by a rise of $31.9 million in operating expenses and an increase of $7.4 million in the provision for loan losses.

         For the nine-month period ended September 30,1997, the Corporation reported net earnings of $154.2 million, an increase of $16.7 million when compared to the $137.5 million reported for the same period in 1996. EPS for both periods were $2.22 and $1.99, respectively, based on 66,794,641 average shares outstanding for the first nine months of 1997 and 66,000,086 for the same period in 1996. ROA and ROE for the nine-month period ended September 30,1997, were 1.15% and 15.93%, respectively, compared with 1.14% and 16.29% reported in 1996.


TABLE A

COMPONENTS OF NET INCOME AS A PERCENTAGE OF AVERAGE TOTAL ASSETS

------------------------------------------------------
                                    Third Quarter
                                 1997           1996
------------------------------------------------------
Net interest income              4.17 %         4.08 %
Provision for loan losses       (0.61)         (0.53)
Securities and trading gains     0.03           0.11
Other income                     1.33           1.11
                                --------------------
                                 4.92           4.77
Operating expenses              (3.44)         (3.21)
                                --------------------
Income before tax                1.48           1.56
Provision for income tax        (0.38)         (0.46)
                                --------------------

Net income                       1.10 %         1.10 %
                                ====================


NET INTEREST INCOME

         Net interest income for the third quarter of 1997 reached $203.0 million compared with $172.2 million reported for the same quarter in 1996. On a taxable equivalent basis, net interest income increased to $218.7 million from $184.1 million in the same quarter of 1996 and $205.1 million in the second quarter of 1997. The rise in net interest income resulted from an increase of $2.5 billion in the average volume of earning assets together with a higher net interest yield, on a taxable equivalent basis. For analytical purposes, the interest earned on tax-exempt assets is adjusted to a taxable equivalent basis assuming the applicable statutory income tax rates. Table B summarizes the changes in the composition of average earning assets and interest bearing liabilities and their respective yields and costs, on a taxable equivalent basis, for the third quarter of 1997 and 1996.

TABLE B
ANALYSIS OF LEVELS AND YIELDS ON A TAXABLE EQUIVALENT BASIS

-------------------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS)                                                THIRD QUARTER
-------------------------------------------------------------------------------------------------------
                                                      AVERAGE LEVELS              AVERAGE YIELDS
                                                 1997      1996    VARIANCE     1997     1996  VARIANCE
                                               --------------------------------------------------------
Money market investments ...................   $   608   $ 1,085   $  (477)     5.37%    5.34%   0.03%
Investment securities ......................     6,387     4,922     1,465      6.90     6.57    0.33
Trading ....................................       286       375       (89)     6.76     5.94    0.82
                                               --------------------------------------------------------
                                                 7,281     6,382       899      6.77     6.32    0.45
                                               --------------------------------------------------------

Loans:
Commercial .................................     4,692     3,754       938      9.21     9.02    0.19
Leasing ....................................       560       514        46     13.09    12.75    0.34
Mortgage ...................................     2,783     2,623       160      8.57     8.49    0.08
Consumer ...................................     2,999     2,496       503     13.05    12.85    0.20
                                               --------------------------------------------------------
                                                11,034     9,387     1,647     10.29    10.10    0.19
                                               --------------------------------------------------------
TOTAL EARNING ASSETS .......................   $18,315   $15,769   $ 2,546      8.89%    8.57%   0.32%
                                               ========================================================

Interest bearing deposits:
NOW and money market .......................   $ 1,323   $ 1,149   $   174      3.43%    3.31%   0.12%
Savings ....................................     3,558     3,093       465      3.08     3.05    0.03
Time deposits ..............................     4,106     4,284      (178)     5.47     5.26    0.21
                                               --------------------------------------------------------
                                                 8,987     8,526       461      4.22     4.19    0.03
                                               --------------------------------------------------------
Short-term borrowings ......................     4,481     3,959       522      5.85     5.34    0.51
Medium and long-term debt ..................     1,839       800     1,039      6.20     5.89    0.31
                                               --------------------------------------------------------
TOTAL INTEREST BEARING LIABILITIES .........    15,307    13,285     2,022      4.94     4.64    0.30

Demand deposits ............................     2,332     2,022       310
Net non-interest bearing funds .............       676       462       214
                                               --------------------------------------------------------
                                               $18,315   $15,769   $ 2,546      4.13%    3.91%   0.22%
                                               ========================================================

NET INTEREST MARGIN.........................                                    4.76%    4.66%   0.10%
NET INTEREST SPREAD.........................                                    3.95%    3.93%   0.02%


         The increase in average earning assets relates primarily to the rise of $1.6 billion in average loans and the increase in investment securities of $1.5 billion. As seen in table B, commercial and consumer loans, mainly personal, were the principal contributors to the rise in average loans, accounting for 87% of the total increase. BPPR accounted for $634 million of the rise in commercial loans and $360 million of that in consumer loans. These increases responded to both the growth of the Bank and the acquisition of RCB on June 30, 1997, which contributed approximately $208 million in commercial loans and $137 million in consumer loans. Also, the average leasing and mortgage loan portfolios showed increases, being Equity One the main contributor to the growth in the average mortgage portfolio. The subsidiaries that were acquired from September 30, 1996 accounted for $368 million of the total increase in average loans.

         BPPR had an increase of 26% in the average balance of investment securities, contributing $1.2 billion to the total rise of $1.5 billion for the quarter. Of the $1.2 billion increase, $1.1 billion was in U.S. Treasury and Agency securities, whose income is exempt for income tax purposes in Puerto Rico. The decrease in the average balance of money market investments for the third quarter of 1997, is mainly related to the reduction in eligible activities at Popular Securities, due to a lower balance of 936 funds.

         The increase of 32 basis points in the average yield on earning assets is primarily attributed to the rise of 33 basis points in the fully-taxable equivalent yield on investment securities and the rise of 19 basis points in the fully-taxable equivalent yield on loans. The increase of 19 basis points in the average yield on loans, resulted from higher yields on commercial and consumer loans, as demonstrated in table B. The yield on commercial loans in Puerto Rico has been somehow benefited from the elimination of Section 936 of the U.S. Internal Revenue Code. Some loans that were previously priced using 936 market rate as factor, have changed its pricing to a higher base in accordance with the conventional funds market, thus improving the yield of the commercial loan portfolio. Also, during the first quarter of 1997, the prime rate rose by 25 basis points. Due to the floating characteristics on the pricing of a great portion of the portfolio, commercial loans are more sensitive to these changes. The increase of 20 basis points in the average yield on consumer loans was mostly a result of changes made in the pricing structure of some consumer loan categories at BPPR.

         The average yield on the Corporation's investment securities, also benefited from the higher interest rate scenario that prevailed during the third quarter of 1997, as compared with the same quarter of 1996.

         On the liability side, $1.0 billion of the total increase in average interest bearing liabilities of the Corporation for the third quarter of 1997, compared with the same period of 1996, was attributed to the rise in medium and long-term debt followed by the increase in short-term borrowings of $522 million and the rise in interest bearing deposits of $461 million.

         The increase in average medium and long-term debt was primarily attributed to rises in BPPR and the holding companies, both Popular, Inc. and Popular North America. Also, in February 1997, the Corporation issued $150 million in Capital Securities which qualified as Tier I capital for regulatory purposes. These securities mature on February 2027. Most of this debt was used to finance the growth and expansion of the Corporation.

         Average short-term borrowings increased at BPPR by $1.6 billion, mostly due to the reduction in 936 deposits and arbitrage opportunities. This increase was partially offset by a decrease of $740 million in Popular Securities as a result of lower 936 borrowings.

         Although most deposit categories showed increases, a decrease of $697 million in the average balance of 936 certificates of deposits caused the average balance of certificates of deposit to decline by $178 million. The decline in 936 certificates of deposits was partially offset by an increase in the average balance of other certificates of deposits of $519 million. Savings accounts increased $465 million, mainly at BPPR. The increase in average demand deposits was also principally achieved at BPPR. The acquisition of RCB brought $584 million in deposits at June 30, 1997, while the other operations acquired from September 30 1996, had $524 million in average deposits for the quarter ended September 30, 1997.

         The increase of 30 basis points in the total cost of interest bearing liabilities, from 4.64% to 4.94% for the third quarter of 1997, was mostly due to the increases of 51 basis points and 31 basis points in the average cost of short-term borrowings and medium and long-term borrowings, respectively, due to both a change in the mix of borrowings mainly related to lower 936 borrowings, and to general market conditions. Also, the increase of three basis points in the average cost of interest bearing deposits for the quarter ended September 30, 1997, was principally attributed to the rise in the cost of certificates of deposit from 5.26% in the third quarter of 1996 to 5.47% for the same quarter in 1997. Traditionally 936 certificates of deposit had a cost below the U.S. or the Eurodollar market. During the third quarter of 1996 these deposits had an average cost of 4.52% and comprised 13.0% of the total average interest bearing deposits, compared with 4.96% and 4.6% in the third quarter of 1997. That reduction in the proportion of 936 deposits as well as the increase in its cost were determinant factors for the increase in the average cost of certificates of deposit. As a result of the above, the cost of funding earning assets increased from 3.91% for the third quarter of 1996 to 4.13% for the same quarter in 1997.

         As can be seen in table B, the increase of 32 basis points in the yield on earning assets partially offset by an increase of 30 basis points in the cost of interest bearing liabilities resulted in a net interest yield, on a taxable equivalent basis, of 4.76% for the quarter ended September 30, 1997, up ten basis points from 4.66% for the same quarter last year. During the second quarter of 1997, the Corporation reported a net interest yield, on a taxable equivalent basis, of 4.91%. The decrease in the net interest yield from the second quarter was due to a higher level of arbitrage activities undertaken during the third quarter of 1997. Average earning assets grew by $1.6 billion since the second quarter of 1997.

         For the nine-month periods ended September 30,1997 and 1996 the net interest income, on a taxable equivalent basis, reached $617.3 million and $539.2 million, respectively. The adjustment to convert net interest income per books to a taxable equivalent basis was $43.0 million for the first nine months of 1997 and $36.3 million for the same period in 1996. The net interest yield, on a taxable equivalent basis, reported for both periods, was 4.85% and 4.75% for 1997 and 1996, respectively.


PROVISION AND ALLOWANCE FOR LOAN LOSSES

         The provision for loan losses totaled $29.8 million for the third quarter of 1997, a rise of $7.4 million or 33.0% when compared with $22.4 million for the same quarter of 1996. For the second quarter of 1997 the provision was $25.4 million. For the nine-month period ended September 30, 1997, the provision for loan losses increased $13.6 million or 20.8%, from $65.4 million for the same period of 1996. The growth in the loan portfolio, and the increase in net charge-offs and non-performing assets experienced by the Corporation were responsible for the increase in the provision. Net charge-offs for the quarter ended September 30, 1997, reached $31.5 million or 1.14% of average loans, compared with $18.8 million or 0.80% reported for the same quarter in 1996, and $22.9 million or 0.90% for the quarter ended on June 30, 1997. Table C presents information for the quarter ended September 30, 1997 and the previous four quarters.

TABLE C

---------------------------------------------------------------------
    Quarter            Provision for        Net         Allowance for
     Ended              Loan Losses     Charge-offs      Loan Losses
---------------------------------------------------------------------
                                       (In millions)
September 30, 1997         $29.8           $31.5            $205
June 30, 1997               25.4            22.9             207
March 31, 1997              23.7            17.9             191
December 31, 1996           23.5            20.3             186
September 30, 1996          22.4            18.8             182


         Consumer loans net charge-offs increased $6.5 million for the quarter ended September 30, 1997, compared with the same period of 1996, totaling $14.3 million or 1.90% of average consumer loans. For the third quarter last year, consumer loans net charge-offs represented 1.24% of its average portfolio. Most of the rise in credit losses in the consumer category was experienced in BPPR, that recorded $5.9 million over the amount recognized for the same quarter of the previous year, principally in personal loans and credit cards which increased $3.4 million and $2.4 million, respectively. Commercial loans net charge-offs rose $7.0 million, from $7.0 million in the third quarter of 1996 to $14.0 million this quarter.

         Economic factors such as the increase in personal bankruptcies in the U.S. mainland and Puerto Rico and the implementation of the Corporation's more conservative charge-off policy at the acquired banks contributed to the higher level of net credit losses in the commercial and consumer loan portfolios. Loans acquired from RCB were responsible for $5.0 million in net charge-offs in this quarter due to the more conservative charge-off policy at BPPR. Lease financing and construction loans net charge-offs decreased $1.0 million when compared with the third quarter of 1996. Mortgage loans net charge-offs amounted to $0.7 million and $0.5 million for the third quarter of 1997 and 1996, respectively. The increase of $8.6 million in net charge-offs when compared with the second quarter of 1997, was also reflected in the commercial and consumer loan categories, which increased $5.1 million and $2.5 million, respectively, as a result of the same factors mentioned above.

         For the nine-month period ended September 30, 1997, net charge-offs showed an increase of $20.5 million, reaching $72.3 million or 0.93% of average loans, from $51.8 million or 0.76% of average loans for the same period of 1996. Net credit losses related to the consumer and commercial loan portfolios showed increases of $13.7 million and $10.7 million, respectively. Conversely, lease financing and construction loans net charge-offs decreased $3.1 million and $1.1 million, respectively, when compared to prior year. The decrease in net charge-offs in the lease financing portfolio resulted from a higher level of recoveries, as a result of a more conservative charge-off policy implemented in 1996 by Popular Leasing. Mortgage loans net charge-offs amounted to $1.6 million and $1.4 million for the nine-month periods ended September 30, 1997 and 1996, respectively.

         As shown in table D, at September 30, 1997, the allowance for loan losses reached $205 million, representing 1.83% of loans, as compared with $182 million or 1.90% at the same date in 1996, and $207 million or 1.89% at June 30, 1997. Management considers that the allowance for loan losses is adequate to absorb potential write-offs in the loan portfolio based on the methodology established for its evaluation, which includes portfolio risk characteristics, prior loss experience, results of periodic credit reviews, current and anticipated economic conditions and loan impairment measurement.

         The Corporation has defined impaired loans as all loans with interest and/or principal past due 90 days or more and other specific loans for which, based on current information and events, it is probable that the debtor will be unable to pay all amounts due according to the contractual terms of the loan agreement. Loan impairment is measured based on the present value of expected cash flows discounted at the loan's effective rate, on the observable market price or, on the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogenous loans are collectively evaluated for impairment based on experience. All other loans are evaluated on a loan-by-loan basis. Impaired loans for which the discounted cash flows, collateral value or market price equals or exceeds its carrying value do not require an allowance. The Corporation had $121 million in loans considered impaired at September 30, 1997, of which $85 million had a related allowance for possible losses of $19 million. As of the same date last year, loans considered impaired amounted to $89 million of which $54 million had a related allowance for loan losses of $15 million. Average impaired loans during the third quarter of 1997 and 1996 were $124 million and $89 million, respectively. The Corporation recognized interest income on impaired loans of $2.1 million and $1.1 million, respectively, for the quarters ended September 30, 1997 and 1996.

CREDIT QUALITY

         As shown in table E, non-performing assets (NPA) as of September 30, 1997, amounted to $213 million or 1.90% of loans, compared with $153 million or 1.60% at the end of the third quarter of 1996. NPA were $211 million or 1.94% of loans at June 30, 1997. The allowance for loan losses as a percentage of NPA was 96.4% at September 30, 1997, compared with 118.9% at the same date last year.

TABLE D
ALLOWANCE FOR LOAN LOSSES AND SELECTED LOAN LOSSES STATISTICS

                                                     Third Quarter          First Nine Months
(Dollars in thousands)                              1997        1996        1997        1996
----------------------------------------------------------------------------------------------
Balance at beginning of period ................   $206,719    $178,330    $185,574    $168,393
Allowances purchased ..........................                    402      12,832         402
Provision for loan losses .....................     29,849      22,436      78,949      65,381
                                                  --------------------------------------------
                                                   236,568     201,168     277,355     234,176
                                                  --------------------------------------------
Losses charged to the allowance:
  Commercial ..................................     17,726       8,814      41,368      27,214
  Construction ................................        300         510         600       1,703
  Lease financing .............................      5,498       6,166      17,615      14,360
  Mortgage ....................................        848         549       1,854       1,605
  Consumer ....................................     18,141      11,159      45,759      31,340
                                                  --------------------------------------------
                                                    42,513      27,198     107,196      76,222
                                                  --------------------------------------------
Recoveries:
  Commercial ..................................      3,767       1,798      11,139       7,702
  Construction ................................         31         108         112         130
  Lease financing .............................      3,190       3,029      12,249       5,938
  Mortgage ....................................        171          37         277         230
  Consumer ....................................      3,863       3,430      11,141      10,418
                                                  --------------------------------------------
                                                    11,022       8,402      34,918      24,418
                                                  --------------------------------------------
Net loans charged-off .........................     31,491      18,796      72,278      51,804
                                                  --------------------------------------------
Balance at end of period ......................   $205,077    $182,372    $205,077    $182,372
                                                  ============================================

Ratios:
Allowance for losses to loans .................       1.83%       1.90%       1.83%       1.90%
Allowance to non-performing assets ............      96.38      118.89       96.38      118.89
Allowance to non-performing loans .............     102.15      124.71      102.15      124.71
Non-performing assets to loans ................       1.90        1.60        1.90        1.60
Non-performing assets to total assets .........       1.07        0.92        1.07        0.92
Net charge-offs to average loans ..............       1.14        0.80        0.93        0.76
Provision to net charge-offs ..................       0.95x       1.19x       1.09x       1.26x
Net charge-offs earnings coverage .............       3.24        4.69        4.01        4.97

The reduction in the allowance coverage ratio is primarily attributed to the increase of $19.6 million in the level of non-performing assets at Equity One, a portfolio with minimal charge-offs given the nature of its collateral and the increase of $36 million in non-performing assets at BPPR, of which a large portion is secured.


TABLE E

----------------------------------------------------------------------
                                                  NPA        Allowance
                                                 as a %        as a %
Date                            NPA             of Loans       of NPA
                      (Dollars in millions)
----------------------------------------------------------------------
September 30, 1997             $213               1.90%         96.4%
June 30, 1997                   211               1.94          97.9
March 31, 1997                  174               1.76         110.0
December 31, 1996               155               1.58         119.9
September 30, 1996              153               1.60         118.9


         NPA consist of past-due loans on which no interest income is being accrued, renegotiated loans and other real estate. The Corporation reports NPA on a more conservative basis than most U.S. banks. The standard industry practice is to place non-performing commercial loans on non-accrual status when payments of principal or interest are delinquent 90 days. However, the Corporation's policy is to place commercial loans on non-accrual status when payments of principal or interest are delinquent 60 days. Lease financing, conventional mortgage and closed-end consumer loans are placed on non-accrual status when payments are delinquent 90 days. Closed-end consumer loans are charged-off against the allowance when delinquent 120 days. Open-end (revolving credit) consumer loans are charged-off when payments are delinquent 180 days. Certain loans which would be treated as non-accrual loans pursuant to the foregoing policy, are treated as accruing loans if they are considered well secured and in the process of collection. Under the standard industry practice, closed-end consumer loans are charged-off when delinquent 120 days, but these consumer loans are not customarily placed on non-accrual status prior to being charged-off.

         Assuming standard industry practice of placing commercial loans on non-accrual status when payments of principal or interest are past due 90 days or more and excluding the closed-end consumer loans from non-accruing loans, non-performing assets as of September 30, 1997, amounted to $165 million or 1.47% of loans, and the allowance for loan losses would be 124.5% of non-performing assets. At September 30, 1996 and June 30, 1997, adjusted non-performing assets were $114 million and $163 million, respectively, or 1.19% and 1.49% of loans.

         Non-performing loans totaled $201 million as of September 30, 1997, compared with $146 million at the same date last year and $198 million as of June 30, 1997. Most of the increase from September 30, 1996, was reflected in non-performing commercial, including construction, mortgage and consumer loans which rose $30 million, $17 million and $8 million, respectively. The increase in non-performing commercial loans, including construction, was mainly attributable to the classification on non-accrual of a $9.8 million commercial income-producing real estate loan in the U.S. Virgin Island region of BPPR. Furthermore, the non-performing loans of the banks acquired after the third quarter of 1996, contributed to the increase in this category, driven by the implementation of the Corporation's conservative policy as explained above. In the non-performing mortgage loan category, Equity One reached $27.6 million at September 30, 1997, an increase of $13.3 million when compared with $14.3 million at the same date last year. Most of the rise relates to its continued loan growth coupled with an increased level of personal bankruptcies in the mainland. Bankruptcy filings in the U.S. during the 12-month period ended on June 30, 1997, increased 26% over the same period a year before. The non-performing consumer loans increased $6.5 million at BPPR. The other real estate category increased $7.5 million principally at Equity One. Non-performing lease financings decreased $0.2 million when compared with the amount reported at September 30, 1996.

         Accruing loans that are contractually past-due 90 days or more as to principal or interest as of September 30, 1997, amounted to $16 million compared with $12 million at September 30, 1996, and $15 million at June 30, 1997.

OTHER OPERATING INCOME

         Other operating income, excluding securities and trading gains, amounted to $64.8 million for the three-month period ended September 30, 1997, compared with $46.7 million for the same quarter in 1996, an increase of $18.1 million or 38.8%. This rise in other income was driven by increases of $8.9 million in other operating income, $6.2 million in other services fees, and $3.0 million in service charges on deposit accounts. For the first nine-months, these revenues grew 18.1% to $174.4 million in 1997 from $147.7 million in 1996.

         Service charges on deposit accounts totaled $24.4 million for the quarter ended September 30, 1997, compared with $21.4 million for the same quarter of 1996. This increase resulted from the growth in the activity of commercial accounts, particularly at BPPR, and a higher volume of deposits driven by the acquisition of RCB on June 30, 1997. In addition, the operations acquired in the U.S. from September 30, 1996, contributed approximately $0.8 million to these service charges for the quarter. For the nine-month period ended September 30, 1997, service charges on deposit accounts amounted to $68.4 million, or $4.5 million higher than $63.9 million reported for the same period in 1996.

         Other service fees rose to $25.2 million for the third quarter of 1997, from $19.0 million for the same quarter in 1996. The increase in other service fees was principally attained at BPPR, whose credit card fees and discounts rose $1.6 million, as credit card net sales rose 34.7% and the number of credit card active accounts grew 20.5%. Also at BPPR, debit card fees rose $1.2 million as a result of the sustained growth in the volume of transactions at point-of-sale
(POS) terminals. The volume of transactions at POS terminals increased from a monthly average of 1.9 million in September 1996 to 2.9 million a year later. In addition, fees related to the sale and administration of investment products rose $1.4 million mainly as a result of the fees earned by the new retail division of Popular Securities which started operations at the end of the second quarter of 1997. For the first nine months of 1997, other service fees increased $16.4 million as compared to the same period in 1996, reaching $72.2 million.

         Other operating income increased to $15.2 million from $6.3 million for the third quarter of 1996. The increase was mostly due to a pre-tax gain of $3.4 million resulting from the securitization and sale of $103 million of loans at Equity One. Also, there was a non-recurring income of $1.7 million as the Corporation recovered a portion of its investment in preferred stock of Citizens Bank of Jamaica previously written down. Moreover, there were higher gains realized on the sale of mortgage loans, which amounted to $1.8 million for the quarter ended September 30, 1997, compared with $0.5 million for the same period in 1996, and higher daily rental revenues realized by Popular Leasing. Other operating income for the nine-month period ended September 30, 1997, reached $33.8 million compared with $28.1 million for the same period last year.

         For the third quarter of 1997, the Corporation recognized a net gain of $0.5 million on the sale of securities and a net trading account profit of $1.0 million compared with a net gain of $4.9 million and a loss of $0.2 million, respectively, for the same quarter last year.


TABLE F
OTHER OPERATING INCOME

-------------------------------------------------------------------
                                            Third Quarter
                                    1997         1996        Change
-------------------------------------------------------------------
(Dollars in thousands)
Service charges on
  deposit accounts                $24,378      $21,390      $ 2,988

Other service fees:
  Credit card fees and
   discounts                        7,449        5,795        1,654
  Credit life insurance fees        2,419        2,056          363
  Debit card fees                   4,036        2,717        1,319
  Mortgage servicing fees,
   net of amortization              2,443        1,974          469
  Trust fees                        1,949        1,486          463
  Other fees                        6,957        5,007        1,950
Other income                       15,201        6,279        8,922
                                  ---------------------------------

Total                             $64,832      $46,704      $18,128
                                  =================================


OPERATING EXPENSES

         Operating expenses for the third quarter of 1997 were $167.3 million compared with $135.4 million for the same quarter in 1996, an increase of $31.9 million or 23.5% principally reflecting higher personnel costs, business promotion and professional fees. For the first nine months of 1997, operating expenses rose to $461.5 million from $398.0 million for the same period in 1996.

         Personnel costs totaled $79.5 million for the third quarter of 1997, increasing $11.4 million from $68.1 million for the same period of 1996. Salaries accounted for a significant portion of this increase rising $8.9 million or 19.1% reaching $55.6 million for the quarter ended September 30, 1997, compared with $46.7 million for the same period in 1996. This rise mostly resulted from an increment in the number of employees due to business expansion and acquisitions. Full time equivalent employees were 8,696 at September 30, 1997, up 759 from 7,937 as of the same date a year earlier. Profit sharing expense rose $0.4 million primarily due to the improvement in BPPR profitability ratios. Moreover, pension costs and other fringe benefits increased $2.2 million to $17.8 million for the third quarter of 1997, reflecting the impact of the increase in salaries and higher health insurance expenses. In addition, staff training and staff uniforms showed increases as a result of the Corporation efforts to maintain a well-trained work force and its emphasis on corporate image at all branches. The operations of Banco Popular, N.A. (California), Banco Popular, N.A. (Florida), National Bancorp, Capitol Bancorp, and ATH Costa Rica, acquired from September 30, 1996, accounted for $3.7 million in personnel costs for the quarter ended September 30, 1997. For the nine-month period ended September 30, 1997, personnel costs reached $225.5 million compared with $203.3 million for the nine-month period ended September 30, 1996.

         Operating expenses, excluding personnel costs, increased $20.4 million, reaching $87.8 million for the third quarter of 1997, compared with $67.4 million for the same period in 1996. The increase in these operating expenses was reflected in most expense categories, mainly as a result of the Corporation's continued growth and expansion. Business promotion and professional fees grew a combined $6.3 million, reflecting expenditures for the development and promotion of new products and services, consulting and technical support, the institutional campaign launched in the continental U.S. to emphasize Banco Popular's presence and image as a Hispanic bank and the promotional efforts related to the new credit card program in the U.S. Other taxes increased $2.4 million due to the growth in the Corporation's business volume and the increase in the tax rate for personal property tax in the municipality of San Juan, Puerto Rico, where the Corporation's headquarters are located. Furthermore, as a result of the acquisitions made after the third quarter of 1996, the amortization of intangibles increased by $2.4 million, when comparing the third quarter of 1997, with the same quarter in 1996. Equipment expenses also increased $2.4 million mostly as a result of the costs related to the expansion of the electronic payment system and the network of automated teller machines (ATM) and POS terminals. During the three-month period ended September 30, 1997, POS terminals increased 1,729 bringing the current total to 15,296 terminals and the ATM network increased to 442 machines when compared with 367 at the same date last year. The operations acquired from September 30,

1996, accounted for $8.0 million in other operating expenses, excluding personnel costs, for the three-month period ended on September 30, 1997. For the first nine months of 1997, these operating expenses amounted to $236.1 million, or $41.4 million over the amount reported for the same period in 1996.

         Income tax expense for the quarter ended September 30, 1997, decreased $1.0 million to $18.5 million, from $19.5 million recorded for the same quarter of 1996, in spite of a higher income before tax realized by the Corporation. The decrease is mostly the result of an increment in tax exempt income and agricultural tax credits taken in Puerto Rico by BPPR. The effective tax rate for the third quarter of 1997, decreased to 25.7% from 29.6% for the same period in 1996. For the nine-month periods ended September 30, 1997 and 1996, income tax expense amounted to $56.3 million and $54.8 million, respectively.

BALANCE SHEET COMMENTS

         The Corporation's total assets at September 30, 1997, reached $19.9 billion, an increase of 18.7% when compared with $16.8 billion at September 30, 1996. BPPR accounted for most of the growth, reflecting an increase of $2.9 billion in assets, as result of a higher volume of investment securities, the acquisition of RCB on June, 30, 1997, and loan growth. Also, the operations acquired after September 30, 1996 in Florida and Illinois accounted for $563 million of the increase in total assets as of September 30, 1997. Total assets at June 30, 1997, were $19.1 billion. Average assets for the first nine months of 1997 were $18.0 billion compared with $16.1 billion for the same period in 1996, an increase of 11.5%. Average assets for the year ended December 31, 1996 were $16.3 billion.

         Earning assets at September 30, 1997, increased to $18.6 billion compared with $15.7 billion at September 30, 1996, and $17.8 billion at June 30, 1997. Total loans amounted to $11.2 billion at September 30, 1997, compared with $9.6 billion a year ago and $10.9 billion at June 30, 1997. Most loan categories showed increases during this quarter. Commercial, including construction, and consumer loans continued reflecting a strong growth, increasing $918 million and $492 million, respectively, as compared with September 30, 1996. BPPR accounted for the largest growth in both portfolios, showing increases of $625 million in commercial loans and $346 million in consumer loans. The banks acquired after September 30, 1996 contributed $193 million to the increase in commercial loans. The commercial loan portfolio totaled $4.8 billion as of September 30, 1997, an increase of 24.1% from $3.8 billion as of the same date last year. Consumer loans increased 19.3%, from $2.6 billion at September 30, 1996, to $3.0 billion as of September 30, 1997. Mortgage loans rose to $2.8 billion, an increase of $136 million or 5.1% as compared with September 30, 1996. Most of the increase was attained at Equity One contributing $120 million to the rise in the mortgage loan portfolio. The lease financing portfolio rose $47 million or 9.1%, totaling $567 million as of September 30, 1997, compared with $520 million at September 30, 1996.

         Money market investments decreased to $475 million at September 30, 1997, compared with $1.2 billion as of the same date in 1996, mainly due to the reduction in size of Popular Securities as a result of lower 936 funds. Investment securities as of September 30, 1997, totaled $6.7 billion compared with $4.5 billion as of September 30, 1996 and $5.7 billion at June 30, 1997. The increase was mostly experienced at BPPR, whose investment securities increased by $1.9 billion, as a result of arbitrage opportunities undertaken and the acquisition of RCB. The consolidated figures include $5.9 billion in investment securities available-for-sale as of September 30, 1997, and $2.8 billion as of September 30, 1996. At September 30, 1997, trading account securities totaled $225 million compared with $372 million as of the same date last year.

         As a result of the acquisitions previously mentioned, intangible assets rose $93 million from $134 million as of September 30, 1996, to $227 million at the same date in 1997. The acquisition of RCB accounted for $64 million of intangibles, while National Bancorp, Inc. and CBC Bancorp, Ltd. had $40 million in intangible assets at September 30, 1997.

         On the liability side, total deposits reached $11.2 billion at September 30, 1997, from $10.6 billion at September 30, 1996, an increase of $625 million, in spite of a reduction of $700 million in 936 deposits. Interest bearing deposits rose $414 million and non-interest bearing deposits increased $211 million. The acquisition of RCB on June 30, 1997, contributed $584 million in total deposits. National Bancorp, Inc. and CBC Bancorp, Ltd. had $142 million and $263 million, respectively, in total deposits as of September 30, 1997. Total deposits at June 30, 1997 were $11.4 billion.

         Federal funds purchased and securities sold under agreements to repurchase, and other short-term borrowings increased $1.6 billion, from $3.6 billion at September 30,1996 to $5.2 billion as of September 30, 1997. BPPR accounted for most of the growth, as a result of the reduction in 936 deposits and arbitrage activities. Notes payable rose $574 million, particularly at Popular North America and Popular, Inc. Borrowed funds were used primarily to finance loan growth, business expansion and arbitrage activities. Moreover, on May 23, 1997, the

Corporation and two of its subsidiaries, filed a shelf registration with the Securities and Exchange Commission, that allows them to issue medium-term notes, unsecured debt securities and preferred stock in an aggregate amount of up to $1 billion. These securities are guaranteed by the Corporation. As of September 30, 1997, the Corporation had issued $130 million in medium-term notes under this shelf registration.

         During the first quarter of 1997, the Corporation issued $150 million in Capital Securities, at 8.327%, through BanPonce Trust I, a statutory business trust owned by Popular North America. The proceeds were upstreamed to Popular North America as junior subordinated debt under the same terms and conditions. The Capital Securities qualify as Tier I capital for regulatory purposes. Such Tier I treatment provides the Corporation with a more cost-effective means of obtaining capital for regulatory purposes.

         The Corporation's stockholders' equity at September 30, 1997, amounted to $1.45 billion, compared with $1.22 billion at September 30, 1996. The increase is mainly due to the issuance of 2,462,272 common shares for the acquisitions of RCB on June 30, 1997, and National Bancorp on May 31, 1997 and earnings retention. Common stock issued provided $96 million in additional capital. Also, the Dividend Reinvestment Plan contributed $4.3 million in additional capital since September 30, 1996. The Board of Directors approved, on May 8, 1997, a stock repurchase program of up to 3 million shares of the outstanding common stock of the Corporation. Purchases of stock are made when market conditions so warrant. As of September 30, 1997, the Corporation had purchased 988,800 shares under this program with a total cost of $39.6 million. The Corporation's stockholders' equity at September 30, 1997 includes $19.8 million, net of deferred taxes, in unrealized holding gains on securities available-for-sale, compared with $6.0 million in unrealized losses on securities available-for-sale at September 30, 1996. Stockholders' equity at June 30, 1997 amounted to $1.42 billion.

         On August 14, 1997, the Board of Directors of Popular, Inc. declared a cash dividend of $0.22 per common share payable on October 1, 1997, to shareholders of record as of September 12, 1997. This represents a 22.2% increase over the $0.18 per share paid in previous quarterly dividends.

         The market value of the Corporation's common stock at September 30, 1997, increased 96.3% to $53.00 per share, compared with $27.00 at September 30, 1996 and 31.3% over $40.38 at June 30, 1997. The Corporation's total market capitalization at September 30, 1997, was $3.6 billion compared with $1.8 billion at September 30, 1996, and $2.8 billion at June 30, 1997. Book value per common share increased to $19.95 as of September 30, 1997, from $16.96 as of the same date last year. The market value of the Corporation's preferred stock at September 30, 1997, was $26.88 per share compared with $26.50 at September 30, 1996 and June 30, 1997.

         Capital ratios continue well over regulatory requirements. The Corporation ended the third quarter of 1997 with Tier I, total capital and leverage ratios of 12.35%, 14.75% and 7.02%, respectively, as compared with 11.58%, 14.17% and 6.52%, at September 30, 1996.

CONSOLIDATED STATEMENTS OF CONDITION

                                                                                            September 30,
(In thousands)                                                                           1997           1996
---------------------------------------------------------------------------------------------------------------
ASSETS
 Cash and due from banks ..................................................         $    530,915   $    488,151
                                                                                    ------------   ------------
 Money market investments:
    Federal funds sold and securities and mortgages
     purchased under agreements to resell .................................              467,285      1,152,352
    Time deposits with other banks ........................................                5,256          5,348
    Bankers' acceptances ..................................................                2,871          1,954
                                                                                    ------------   ------------
                                                                                         475,412      1,159,654
                                                                                    ------------   ------------

 Investment securities available-for-sale,
   at market value ........................................................            5,869,770      2,832,553
 Investment securities held-to-maturity,
   at cost ................................................................              829,105      1,712,154
 Trading account securities, at market value ..............................              224,734        372,354
 Loans held-for-sale ......................................................              238,991        176,937
 Loans ....................................................................           11,287,080      9,743,305
   Less-Unearned income ...................................................              344,010        330,954
        Allowance for loan losses .........................................              205,077        182,372
                                                                                    ------------   ------------
                                                                                      10,737,993      9,229,979
                                                                                    ------------   ------------

 Premises and equipment ...................................................              390,905        345,992
 Other real estate ........................................................               12,014          4,540
 Customers' liabilities on acceptances ....................................                3,005          2,053
 Accrued income receivable ................................................              144,769        120,220
 Other assets .............................................................              212,070        177,307
 Intangible assets ........................................................              227,102        133,684
                                                                                    ------------   ------------
                                                                                    $ 19,896,785   $ 16,755,578
                                                                                    ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY
 Liabilities:
   Deposits:
     Non-interest bearing .................................................         $  2,293,394   $  2,082,455
     Interest bearing .....................................................            8,920,773      8,506,526
                                                                                    ------------   ------------
                                                                                      11,214,167     10,588,981
   Federal funds purchased and securities sold
    under agreements to repurchase ........................................            3,897,110      2,787,186
   Other short-term borrowings ............................................            1,294,693        848,071
   Notes payable ..........................................................            1,435,763        861,933
   Senior debentures ......................................................                              30,000
   Acceptances outstanding ................................................                3,005          2,053
   Other liabilities ......................................................              327,267        292,249
                                                                                    ------------   ------------
                                                                                      18,172,005     15,410,473
                                                                                    ------------   ------------
   Subordinated notes .....................................................              125,000        125,000
                                                                                    ------------   ------------
   Preferred beneficial interests in Popular North America's junior subordinated deferrable interest debentures guaranteed by the
    Corporation ...........................................................              150,000
                                                                                    ------------   ------------

 Stockholders' equity:
   Preferred stock ........................................................              100,000        100,000
   Common stock ...........................................................              411,870        396,292
   Surplus ................................................................              580,806        479,792
   Retained earnings ......................................................              376,908        250,022
   Treasury stock - at cost ...............................................              (39,560)
   Unrealized gains (losses) on securities available-for-sale, net of
    deferred taxes ........................................................               19,756         (6,001)
                                                                                    ------------   ------------
                                                                                       1,449,780      1,220,105
                                                                                    ------------   ------------
                                                                                    $ 19,896,785   $ 16,755,578
                                                                                    ============   ============


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME


                                                               Quarter ended         For the nine months ended
                                                               September 30,               September 30,

(Dollars in thousands, except per share information)          1997          1996           1997          1996
--------------------------------------------------------------------------------------------------------------
INTEREST INCOME
  Loans .............................................   $   283,139   $   235,995    $   790,296   $   679,269
  Money market investments ..........................         8,237        14,566         25,619        34,121
  Investment securities .............................        97,522        71,259        257,279       211,646
  Trading account securities ........................         4,516         5,277         13,490        14,963
                                                        ------------------------------------------------------
                                                            393,414       327,097      1,086,684       939,999
                                                        ------------------------------------------------------

INTEREST EXPENSE
  Deposits ..........................................        95,594        89,851        268,881       259,540
  Short-term borrowings .............................        66,117        53,190        169,888       137,745
  Long-term debt ....................................        28,698        11,820         73,660        39,810
                                                        ------------------------------------------------------
                                                            190,409       154,861        512,429       437,095
                                                        ------------------------------------------------------
  Net interest income ...............................       203,005       172,236        574,255       502,904
  Provision for loan losses .........................        29,849        22,436         78,949        65,381
                                                        ------------------------------------------------------
  Net interest income after provision for loan losses       173,156       149,800        495,306       437,523
  Service charges on deposit accounts ...............        24,378        21,390         68,411        63,855
  Other service fees ................................        25,252        19,035         72,206        55,823
  Gain on sale of securities ........................           519         4,911            145         5,620
  Trading account profit (losws) ....................           959          (216)         2,209          (661)
  Other operating income ............................        15,201         6,279         33,820        28,069
                                                        ------------------------------------------------------
                                                            239,465       201,199        672,097       590,229
                                                        ------------------------------------------------------

OPERATING EXPENSES:
  Personnel costs:
    Salaries ........................................        55,566        46,672        154,255       137,536
    Profit sharing ..................................         6,164         5,789         19,392        17,544
    Pension and other benefits ......................        17,806        15,632         51,813        48,267
                                                        ------------------------------------------------------
                                                             79,536        68,093        225,460       203,347
  Net occupancy expense .............................        10,362         8,700         28,107        26,614
  Equipment expenses ................................        16,976        14,624         48,604        42,088
  Other taxes .......................................         8,215         5,816         21,971        17,245
  Professional fees .................................        11,900         9,072         32,726        26,097
  Communications ....................................         8,743         6,748         24,074        19,561
  Business promotion ................................         9,831         6,357         23,768        17,776
  Printing and supplies .............................         3,984         2,928         10,755         8,871
  Other operating expenses ..........................        10,984         8,663         29,958        22,861
  Amortization of intangibles .......................         6,810         4,452         16,089        13,536
                                                        ------------------------------------------------------
                                                            167,341       135,453        461,512       397,996
                                                        ------------------------------------------------------

  Income before taxes ...............................        72,124        65,746        210,585       192,233
  Income tax ........................................        18,511        19,473         56,342        54,763
                                                        ------------------------------------------------------

  NET INCOME ........................................   $    53,613   $    46,273    $   154,243   $   137,470
                                                        ======================================================

  NET INCOME APPLICABLE TO COMMON STOCK .............   $    51,526   $    44,186    $   147,981   $   131,208
                                                        ======================================================
  EARNINGS PER COMMON SHARE                             $      0.76   $      0.67    $      2.22   $      1.99
                                                        ======================================================


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      For the nine months ended
                                                                                             September 30,
(In thousands)                                                                             1997           1996
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income ...............................................................         $    154,243   $    137,470
                                                                                    ------------   ------------
Adjustments to reconcile net income to cash provided by operating activities:
 Depreciation and amortization of premises and equipment ..................               40,073         36,033
 Provision for loan losses ................................................               78,949         65,381
 Amortization of intangibles ..............................................               16,089         13,536
 Gain on sale of investment securities available-for-sale .................                 (145)        (5,620)
 Loss on disposition of premises and equipment ............................                   88             34
 Gain on sale of loans ....................................................               (8,525)        (7,268)
 Amortization of premiums and accretion of discounts on investments .......                1,033          7,191
 Decrease (increase) in loans held-for-sale ...............................               16,138        (64,131)
 Amortization of deferred loan fees and costs .............................               (2,514)        (2,283)
 Net decrease (increase) in trading securities ............................               67,436        (41,681)
 Net increase in interest receivable ......................................              (42,295)        (6,068)
 Net decrease (increase) in other assets ..................................              212,347        (28,900)
 Net increase in interest payable .........................................                7,861          8,780
 Net decrease in current and deferred taxes ...............................              (38,100)       (20,937)
 Net increase in postretirement benefit obligation ........................                6,229          6,812
 Net (decrease) increase in other liabilities .............................               (5,591)        15,487
                                                                                    ------------   ------------
Total adjustments .........................................................              349,073        (23,634)
                                                                                    ------------   ------------
Net cash provided by operating activities .................................              503,316        113,836
                                                                                    ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Net decrease (increase) in money market investments ......................              347,559       (348,268)
 Purchases of investment securities held-to-maturity ......................          (48,463,368)   (17,836,268)
 Maturities of investment securities held-to-maturity .....................           48,887,010     17,772,265
 Purchases of investment securities available-for-sale ....................           (6,922,799)    (4,102,815)
 Maturities of investment securities available-for-sale ...................            2,346,508      1,933,938
 Sales of investment securities available-for-sale ........................            2,646,105      2,542,954
 Net disbursements on loans ...............................................           (1,107,479)    (1,130,766)
 Proceeds from sale of loans ..............................................              280,659        307,395
 Acquisition of loan portfolios ...........................................              (23,131)       (37,603)
 Assets acquired, net of cash .............................................             (140,602)        (7,164)
 Acquisition of premises and equipment ....................................              (90,516)       (56,529)
 Proceeds from sale of premises and equipment .............................               27,570          3,026
                                                                                    ------------   ------------
 Net cash used in investing activities ....................................           (2,212,484)      (959,835)
                                                                                    ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net (decrease) increase in deposits ......................................             (563,025)       649,614
 Net increase (decrease) in federal funds purchased and securities sold
  under agreements to repurchase ..........................................            1,964,387       (213,692)
 Net (decrease) increase in other short-term borrowings ...................             (109,313)       393,363
 Proceeds from issuance of notes payable ..................................              678,598        546,712
 Payments of notes payable ................................................             (327,009)      (415,207)
 Payment of senior debentures .............................................              (30,000)
 Payment of subordinated notes ............................................                             (50,000)
 Proceeds from issuance of Series A Capital Securities ....................              150,000
 Dividends paid ...........................................................              (42,065)       (37,920)
 Proceeds from issuance of common stock ...................................               65,702          3,106
 Treasury stock acquired ..................................................              (39,560)
                                                                                    ------------   ------------
Net cash provided by financing activities .................................            1,747,715        875,976
                                                                                    ------------   ------------
Net increase in cash and due from banks ...................................               38,547         29,977
Cash and due from banks at beginning of period ............................              492,368        458,174
                                                                                    ------------   ------------
Cash and due from banks at end of period ..................................         $    530,915   $    488,151
                                                                                    ============   ============

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

NOTE 1 - CONSOLIDATION

The consolidated financial statements of Popular, Inc. include the balance sheet of the Corporation and its wholly-owned subsidiaries, Popular Securities, Inc.; Popular International Bank, Inc. and its wholly-owned subsidiaries National Bancorp, Inc., ATH Costa Rica, and Popular North America, Inc. including Banco Popular, FSB, Pioneer Bancorp, Inc., Comban Corp., Banco Popular, N.A. (Florida), CBC Bancorp, Ltd. (second tier subsidiaries), and Equity One, Inc.; Banco Popular de Puerto Rico and its wholly-owned subsidiaries, Popular Leasing and Rental, Inc., Popular Finance, Inc. and Popular Home Mortgage, Inc.; and Metropolitana de Prestamos, Inc., as of September 30, 1997 and 1996, and their related statements of income and cash flows for the nine-month periods then ended. These statements are, in the opinion of management, a fair statement of the results of the periods presented. These results are unaudited, but include all necessary adjustments, of a normal recurring nature, for a fair presentation of such results. Certain reclassifications have been made to the prior year consolidated financial statements to conform to the 1997 presentation.

NOTE 2 - ACCOUNTING CHANGES

Effective March 31, 1997, the Corporation adopted Statement of Financial Accounting Standards (SFAS) 129, "Disclosure of Information about Capital Structure." This statement establishes standards for disclosing information about an entity's capital structure. However, it contains no change in disclosure requirements for entities that were previously subject to the requirements of Opinions 10 and 15 and SFAS 47.

Effective March 31, 1997, the Corporation adopted SFAS 128, "Earnings per Share." This statement establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. It simplifies the standards for computing earnings per share previously found in APB Opinion 15, "Earnings per Share," and makes them comparable to international EPS standards. SFAS 128 replaces the presentation of primary earnings per share with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

Effective January 1, 1997, the Corporation adopted SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which supersedes SFAS 122 "Accounting for Mortgage Servicing Rights." This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. Those standards are based on a consistent application of a financial component approach that focuses on the legal and physical control over the component. Under this approach, following a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, and derecognizes financial assets for which control has been surrendered and financial liabilities that have been extinguished. However, the FASB issued SFAS 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement 125", that delays until January 1, 1998, the effective date of those provisions of the statement that deal with securities lending, repurchase agreements and similar transactions. The adoption of this pronouncement did not have a financial impact on the consolidated financial statements of the Corporation for the nine-month period ended September 30, 1997.

In addition, this statement requires that mortgage banking enterprises recognize as separate assets the rights to service mortgage loans for others, whether those servicing rights are originated or purchased. Also, it requires mortgage banking enterprises to assess capitalized mortgage servicing rights for impairment based on the fair value of those rights. The total cost of mortgage loans to be sold with servicing rights retained is allocated to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. These mortgage servicing rights are amortized in proportion to and over the periods of estimated net servicing income.

To estimate the fair value of mortgage servicing rights the Corporation considers prices for similar assets and the present value of expected future cash flows associated with the servicing rights calculated using assumptions that market participants would use in estimating future servicing income and expense. For purposes of evaluating and measuring impairment of capitalized mortgage servicing rights, the Corporation stratifies such rights based on predominant risk characteristics of underlying loans, such as loan type, rate and term. The amount of impairment recognized if any, is the amount by which the capitalized mortgage servicing rights per stratum exceeds its estimated fair value. Impairment is recognized through a valuation allowance. As of September 30, 1997, the carrying value, estimated fair value and valuation allowance of capitalized mortgage servicing rights were $28,053, $35,260 and $16, respectively (1996- $24,193, $30,864 and $64).

Effective January 1, 1996, the Corporation adopted SFAS 123 "Accounting for Stock-Based Compensation." This statement establishes a fair value-based method of accounting for stock-based employee compensation plans. It encourages entities to adopt this method in lieu of the provisions of APB Opinion 25, "Accounting for Stock Issued to Employees," for all arrangements under which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of its stock. Banco Popular de Puerto Rico provides a stock-based compensation plan for its senior management. It is a three-year incentive plan under which shares of stock of the Corporation are granted if long-term corporate performance and objectives are met. For the quarter and nine-month period ended September 30, 1997, the Corporation recognized an expense of $493 and $1,067, respectively, related to this plan (1996 - $401 and $615).

Effective January 1, 1996, the Corporation adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets and certain indentifiable intangibles to be held and used by an entity as well as assets held for disposition be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No impairment recognition was required for the quarter ended September 30 1997, and for the nine-month period ended September 30, 1997, the Corporation recognized an impairment of $3,561 in the market value of a building which is held for sale. For the quarter and nine-month period ended September 30, 1996, the Corporation recognized a loss of $700 based on the requirements of this pronouncement.

In June 1997, the Financial Accounting Standard Board issued SFAS 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. Comprehensive income has been defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances, except those resulting from investments by owners and distributions to owners. This pronouncement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The pronouncement does not require a specific format for the financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement. This statement is effective for fiscal years beginning after December 15, 1997 and reclassification of financial statements for earlier periods provided for comparative purposes is required.

Also in June 1997, the Financial Accounting Standard Board issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement supersedes SFAS 14, "Financial Reporting for Segments of a Business Enterprise," but retains the requirements to report information about major customers. This statement is effective for financial statement for periods beginning after December 15, 1997, and requires comparative information for earlier years.

NOTE 3 - INVESTMENT SECURITIES

The average maturities as of September 30, 1997, and market value for the following investment securities are:

Investments securities available-for-sale:


                                                                                        September 30,
                                                                           1997                                 1996
                                                                Amortized          Market           Amortized          Market
                                                                  Cost              Value             Cost              Value
                                                              -----------------------------------------------------------------
  U.S. Treasury (average
    maturity of 1 year and 10 months                           $4,027,623        $4,043,382        $2,033,960        $2,033,102
  Obligations of other U.S Government
    agencies and corporations
    (average maturity of 12 years and 2 months)                   956,146           966,676           158,782           158,120
  Obligations of Puerto Rico, States and
    political subdivisions (average)
    maturity of 9 years and 4 months)                              47,377            47,890            24,107            24,059
  Collateralized mortgage obligations
    (average maturity of 2 years and 3 months)                    720,600           720,880           296,727           295,953
  Mortgage-backed securities (average)
    maturity of 4 years and 3 months)                              60,658            60,167           295,457           290,990
  Equity securities (without contractual
    maturity)                                                      18,150            18,154            11,512            11,439
  Others (average maturity of 3 years
    and 7 months                                                   12,602            12,621            19,050            18,890
                                                              ------------------------------------------------------------------
                                                               $5,843,156        $5,869,770        $2,839,595        $2,832,553
                                                              ==================================================================



Investaments securities held-to-maturity:

                                                                                        September 30,
                                                                           1997                                 1996
                                                                Amortized          Market           Amortized          Market
                                                                  Cost              Value             Cost              Value
                                                              -----------------------------------------------------------------
  U.S. Treasury (average maturity
    of 2 months)                                                $ 250,122          $250,160        $  922,075        $  922,621
  Obligations of other U.S. Government
    agencies and corporations (average
    maturity of 1 month)                                          289,704           289,500           280,376           279,433
  Obligations of Puerto Rico, States and
    political subdivisions (average
    maturity of 5 years and 1 month)                               74,160            75,548           188,138           189,687
  Collateralized mortgage obligations (average
    maturity of 1 year and 9 months)                               77,032            76,982           195,276           194,259
  Mortgage-backed securities (average maturity
    of 3 years and 7 months)                                       48,827            49,695            54,837            53,989
  Equity securities (without contractual
    maturity)                                                      70,360            70,360            58,773            58,773
  Others (average maturity of 6 years and
    6 months)                                                      18,900            18,870            12,679            12,645
                                                              ------------------------------------------------------------------
                                                                $ 829,105          $831,115        $1,712,154        $1,711,407
                                                              ==================================================================


NOTE 4 - PLEDGED ASSETS

Securities and insured mortgage loans of the Corporation of $4,952,973 (1996 - $3,007,804) are pledged to secure public and trust deposits and securities and mortgages sold under repurchase agreements.

Note 5 - Commitments

In the normal course of business there are letters of credit outstanding and stand-by letters of credit which at September 30, 1997, amounted to $20,762 and $117,497. There are also outstanding other commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the accompanying financial statements. No losses are anticipated as a result of these transactions.

Note 6 - Subordinated Notes

Subordinated notes of $125,000 as of September 30, 1997 and 1996 consisted of notes issued by the Corporation on December 12, 1995, maturing on December 15, 2005, with interest payable semi-annually at 6.75%

Note 7 - Stockholders' Equity

Authorized common stock is 180,000,000 shares with a par value of $6 per share of which 67,656,166 were issued and outstanding at September 30, 1997. On May 8, 1997, the Board of Directors authorized the repurchase of up to 3 million shares of the outstanding common stock of the Corporation. As of September 30, 1997, 988,800 common shares were purchased at a cost of $39.6 million.

Authorized preferred stock is 10,000,000 shares without par value of which 4,000,000, non-cumulative with a dividend rate of 8.35% and a liquidation preference value of $25 per share, were issued and outstanding at Septmeber 30, 1997.

Note 8 - Earnings per Common Share

Earnings per common share (EPS) are calculated based on net income applicable to common stockholders which amounted to $51,526 for the third quarter of 1997 (1996-$44,186), and $147,981 for the nine months ended September 30, 1997 (1996-
$131,208), after deducting the dividends on preferred stock. EPS are based on 67,866,284 average shares outstanding for the third quarter of 1997 (1996-66,376,616) and 66,794,641 average shares outstanding for the first nine months of 1997 (1996-66,000,086).

Note 9 - Supplemental Disclosure on the Consolidated Statements of Cash Flows

During the nine-month period ended September 30, 1997, the Corporation paid interest and income taxes amounting to $469,020 and $76,077, respectively (1996- $427,946 and $70,047). In addition, the loans receivable transferred to other real estate and other property for the nine-month period ended September 30, 1997, amounted to $4,699 and $5,736 respectively (1996-$2,089 and $3,849). The
Corporation's stockholders' equity at September 30, 1997, includes $19,756 in unrealized holding gains on securities available-for-sale, net of deferred taxes, as compared with $6,001 in unrealized losses as of September 30, 1996.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS                                         VIRGIN ISLANDS OFFICE
                                                               80 Kronprindsens Gade
Richard L. Carrion, Chairman                                   Kronprindsens Quarter
Alfonso F. Ballester, Vice Chairman                            Charlotte Amalie, St. Thomas
Antonio Luis Ferre, Vice Chairman                              U.S. Virgin Islands 00802
Juan A. Albors Hernandez*                                      Telephone: (809) 774-2300
Salustiano Alvarez Mendez**
Jose A. Bechara Bravo*                                     BANCO POPULAR, FSB
Juan J. Bermudez                                               500 Bloomfield Avenue
Esteban D. Bird*                                               Newark, New Jersey 07107
Francisco J. Carreras                                          Telephone: (201) 484-6525
David H. Chafey, Jr.
Luis E. Dubon, Jr.                                         BANCO POPULAR, ILLINOIS
Hector R. Gonzalez                                             4000 West North Avenue
Jorge A. Junquera Diez                                         Chicago, Illinois 60639
Manuel Morales, Jr.                                            Telephone: (773) 772-8600
Alberto M. Paracchini
Francisco M. Rexach, Jr.                                   BANCO POPULAR, N.A. (CALIFORNIA)
J. Adalberto Roig, Jr.                                         6001 E. Washington Blvd.
Felix J. Serralles Nevares                                     City of Commerce, California 90040
Julio E. Vizcarrondo, Jr.                                      Telephone: (213) 724-8800

Samuel T. Cespedes, Secretary                              BANCO POPULAR, N.A. (FLORIDA)
                                                               5551 Vanguard Street
 * Director of Banco Popular de Puerto Rico only               Suite 100
** Director of Popular Inc. only                               Orlando, Florida,  32819
                                                               Telephone: (407) 370-8000
EXECUTIVE OFFICERS
                                                           CBC BANCORP, LTD.
Richard L. Carrion, Chairman of the Board,                     4801 West Fullerton Ave.
   President and Chief Executive Officer                       Chicago, Illinois  60639
David H. Chafey, Jr., Senior Executive Vice                    Telephone: (773) 622-7621
   President
Jorge A. Junquera Diez., Senior Executive                  EQUITY ONE, INC.
  Vice President                                               523 Fellowship Road, Suite 220
Maria Isabel Burckhart, Executive Vice                         Mt. Laurel, New Jersey 08054
  President                                                    Telephone: (609) 273-1119
Roberto R. Herencia, Executive Vice President
Larry Kesler, Executive Vice President
Humberto Martin, Executive Vice President                  METROPOLITANA DE PRESTAMOS, INC.
Emilio E. Pinero, Executive Vice President                     State Road #2 Km. 6.8
Carlos Rom, Jr., Executive Vice President                      Villa Caparra
Carlos J. Vazquez, Executive Vice President                    Guaynabo, Puerto Rico 00966
                                                               Telephone: (787) 792-9292
CENTRAL OFFICE
                                                           NATIONAL BANCORP, INC.
   Banco Popular Center, Hato Rey                              1600 West Lake Street
   209 Munoz Rivera Avenue                                     One Winston Plaza
   San Juan, Puerto Rico 00918                                 Melrose Park, Illinois 60160
   Telephone: (787) 765-9800                                   Telephone: (708) 681-8600

                                                           POPULAR FINANCE, INC.
 SUBSIDIARIES                                                  10 Salud Street
 ATH COSTA RICA                                                El Senorial Condominium, Suite 613
                                                               Ponce, Puerto Rico 00731
     Cond. en Oficinas Ofiplaza del Este                       Telephone: (787) 844-2860
     Edit. D- Piso 1, San Pedro,
     150 metros Oeste de la                                POPULAR HOME MORTGAGE, INC.
     Rotonda de la Bandera                                     268 Ponce de Leon Avenue
     San Jose, Costa Rica                                      San Juan, Puerto Rico 00918
     Telephone: (011) 506-280-9796                             Telephone: (787) 753-0245

 BANCO POPULAR DE PUERTO RICO                              POPULAR LEASING AND RENTAL, INC.
     Offices                                                   M-1046 Federico Costa St.
                                                               Tres Monjitas Industrial Development
     PUERTO RICO OFFICE                                        Sam Juan, Puerto Rico 00903
         Banco Popular Center, Hato Rey                        Telephone: (787) 751-4848
         209 Munoz Rivera Avenue
         San Juan, Puerto Rico 00918                       POPULAR SECURITIES, INC.
         Telephone: (787) 765-9800                             1020 Popular Center
                                                               Hato Rey, Puerto Rico 00918
     NEW YORK OFFICE                                           Telephone: (787) 766-4200
         7 West 51st St.
         New York, N.Y.  10019
         Telephone: (212) 315-2800


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